April 20, 2005

Michele M. Anderson,
          Legal Branch Chief, Division of Corporation Finance,
               Securities and Exchange Commission,
                    450 Fifth Street, N.W.
                         Washington, D.C. 20549-0510

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by SBC Communications Inc. on March 11, 2005 (File No. 333-123283)

Dear Ms. Anderson:

     SBC Communications Inc. (“SBC”) today filed Amendment No.1 to its Registration Statement on Form S-4 (File No. 333-123283) (“Amendment No. 1”), including a Prospectus of SBC and a Proxy Statement of AT&T Corp. (“AT&T”). This letter, which is being submitted on behalf of SBC and AT&T, responds to your letter, dated April 8, 2005, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

     The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of April 8, 2005. For your convenience, we have also included the text of each of your comments. In general, the information contained in this letter with respect to SBC has been furnished by SBC and the information contained in this letter with respect to AT&T has been furnished by AT&T. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission.

FORM S-4

Prospectus Cover Page/Letter to Shareholders

1.	Please state the total number of SBC common shares currently expected to be issued under the proposed merger, as required by Item 501(b)(2) of Regulation S-K. Your disclosure on page 22 indicates that the maximum expected number is 623,804,193 shares. In addition, disclose the percentage of outstanding SBC common shares that the AT&T shareholders are expected to hold after the merger is completed.

In response to the Staff’s comment, we have revised the disclosure on the cover page.

Michele M. Anderson
April 20, 2005

2.	Disclose prominently that the value of the merger consideration AT&T shareholders will receive is currently unknown and may be less than the current market value of SBC stock.

In response to the Staff’s comment, we have revised the disclosure on the cover page.

3.	Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

In response to the Staff’s comment, we have revised the cover page and the form of proxy.

4.	Tell us why you have not provided consents from the independent accountants for Cingular Wireless and Omnipoint.

We have included consents from the independent accountants for Cingular Wireless and Omnipoint as Exhibits 23.3 and 23.4, respectively, to Amendment No. 1.

Summary, page 1

Material United States Federal Income Tax Consequences, page 3

5.	We note that “AT&T intends to take the position that the special dividend will constitute a dividend for United States federal income tax purposes.” Note that only tax counsel or an accountant may render an opinion on tax consequences. Consider having tax counsel opine on the tax consequences regarding the special dividends and revise the disclosure as necessary. To the extent there is uncertainty in the characterization of the special dividend, then ensure that the expanded discussion of the tax consequences beginning on page 43 addresses the reasons for and degree of the uncertainty as well as how shareholders would be taxed pursuant to any alternative characterization of the special dividend. Also consider providing risk factor disclosure about the uncertainty, as appropriate.

We respectfully note the Staff’s comment. AT&T supplementally advises the Staff that, based on the advice of its counsel, AT&T intends to report the payment of the special dividend as a dividend for United States federal income tax purposes. Consistent with this approach, AT&T intends to provide each AT&T shareholder with a payee statement (IRS Form 1099-DIV), which will reflect the payment of all dividends to such shareholder during the relevant tax year, including the special dividend.

Michele M. Anderson
April 20, 2005

Although shareholders may wish to consider any alternative characterization of the special dividend, we believe there is insufficient uncertainty to merit risk factor disclosure regarding the characterization of the special dividend.

In response to the Staff’s comments, we have revised the disclosure on pages 3, 49, 50 and 51 to reflect the foregoing.

Regulatory Matters Related to the Merger, page 4

6.	We note that the HSR Act waiting period expired on March 24, 2005. Please update the disclosure to reflect the current status of the regulatory approval process.

In response to the Staff’s comment, we have revised the disclosure on pages 4, 5, 52 and 53.

Selected Historical Financial Data of SBC, page 10

7.	Revise to provide footnotes that show the computation of ratio of earnings to fixed charges and the debt ratio. Similarly revise pages 11 and 12.

In response to the Staff’s comment, we have revised the disclosure on pages 10, 11 and 12. SBC has set forth the computation of ratios of earnings to fixed charges for SBC in Exhibit 12 to Amendment No. 1.

Selected Historical Financial Data of AT&T, page 11

8.	Revise to reflect amounts for Liberty Media Group while it was included in your continuing operations.

We respectfully note the Staff’s comment. AT&T supplementally informs the Staff that for the period that AT&T owned Liberty Media Group (“LMG”), it was accounted for as an equity method investment because AT&T did not have a controlling financial interest for financial accounting purposes. Accordingly, the amounts attributable to LMG were reflected in the consolidated financial statements as equity (losses) from LMG and Investment in LMG. When AT&T divested its interest in LMG in 2001, it was not considered a discontinued operation, because AT&T did not exit from the line of business in which LMG operated.

Accordingly, in the selected financial data on page 11, the results of LMG are included in (Loss) income from continuing operations, Total assets — continuing operations, Total assets and Shareowners’ equity. Because LMG was not consolidated, amounts for LMG are not included in Revenue,

Michele M. Anderson
April 20, 2005

Operating (loss) income or any of the components of the balance sheet separately identified. Further, because LMG was a tracking stock, all of the earnings of LMG included in consolidated (Loss) income from continuing operations, are attributed to the holders of the tracking stock and separately disclosed, along with the related earnings per share. For purposes of the debt ratio, LMG equity has been excluded because its debt is not included in AT&T’s consolidated debt amounts that are part of the total capital calculation. AT&T believes that including LMG equity in the total capital calculation would result in an inappropriate understatement of the debt ratio. Similarly, because LMG was not consolidated, LMG employees are excluded from the number of employees because any operational metrics calculated on the basis of the number of employees would be misstated if LMG employees were included.

Risk Factors, page 16

The rights of former AT&T shareholders who become stockholders of SBC..., page 17

9.	Please explain in greater detail why the material differences between the current rights of AT&T shareholders and the rights they will have after the merger as SBC stockholders should be viewed as risks to AT&T shareholders. For example, does Delaware law offer fewer rights or less protection than New York law?

In response to the Staff’s comment, we have deleted the risk factor regarding the differences between the current rights of AT&T shareholders and the rights they will have as SBC stockholders following the merger.

SBC expects the merger will slow its revenue growth in the near term following the merger, page 18

10.	We note that SBC expects the merger to have an “incremental positive contribution to its earnings” by 2008. In the appropriate section, please disclose the basis of this expectation. When revising, please note the requirements of Item 10(b) of Regulation S-K, which applies to management’s projections of future economic performance.

In response to the Staff’s comment, we have revised the disclosure on page 19 to refer to the discussion of cost savings and revenue synergies anticipated by SBC to be created as a result of the merger, which referenced disclosure has been expanded.

SBC’s future growth will depend upon its ability to implement its business strategy, page 19

Michele M. Anderson
April 20, 2005

11.	Please expand your explanation of why you cannot provide assurances that the implementation of the initiatives will not be delayed or ever be successfully implemented.

In response to the Staff’s comment, we have revised the disclosure on page 19.

Domestic and foreign regulations may materially adversely affect SBC’s business, page 20

12.	Revise this vague and generic risk factor caption to clearly state the risk to the company. In addition, it is unclear why you include a reference to foreign regulation in this caption given your disclosure on page 21 that SBC is presently unaware of any regulations in foreign countries to which SBC or AT&T are subject. Please advise or revise accordingly.

In response to the Staff’s comment, we have revised the caption on page 20. SBC respectfully advises the Staff that the risk factor disclosure on page 22 under “SBC may not be aware of certain foreign government regulations” states that SBC may be presently unaware of regulations in certain foreign countries to which it may be subject (i.e., SBC may not be aware of all applicable foreign regulations to which it is subject, not that it is not subject to foreign regulations at all). SBC is aware of regulations in certain other foreign countries to which it is or will become subject, and such foreign regulations are referred to in the risk factor on page 20.

The Merger, page 24

Background of the Merger, page 24

13.	Please refer to the first paragraph on page 24. Disclose the dates of the “two separate occasions during 2004” when the members of both companies’ management met.

In response to the Staff’s comment, we have revised the disclosure on page 24.

14.	We note that the AT&T board considered potential business combinations with third parties. Please indicate whether the AT&T board considered soliciting bids from parties other than SBC, particularly when SBC refused to adjust the exchange ratio in late January 2005. If not, please indicate the AT&T board’s reasoning. Explain why the AT&T board decided to pursue a business combination with SBC rather than other third parties.

Michele M. Anderson
April 20, 2005

In response to the Staff’s comment, we have revised the disclosure on page 25.

15.	Please refer to the second paragraph on page 24. Please disclose the “modest premium” that SBC indicated it was willing to pay for the AT&T shares. Briefly explain why SBC determined to cease its discussions regarding a combination with AT&T. Also briefly explain why members of both companies’ management subsequently decided to initiate new discussions in mid-January 2005.

In response to the Staff’s comment, we have revised the disclosure on pages 24 and 25.

16.	Please briefly describe the “potential strategic alternatives” considered by the AT&T board during its January 19, 2005 meeting. Indicate why the AT&T board determined to proceed with a combination with SBC rather than pursue the other “potential strategic alternatives.” Finally, please explain why the AT&T board determined that a merger was necessary at that particular time.

In response to the Staff’s comment, we have revised the disclosure on page 25.

17.	Disclose the specific nature of the “potential financial terms of a transaction” discussed at the January 19 and 21, 2005 meetings.

In response to the Staff’s comment, we have revised the disclosure on page 25.

18.	Please briefly describe the nature of the “contractual issues” mentioned in the middle of the second paragraph on page 24. Similarly, briefly describe the nature of the issues involved in the “contractual discussions” that occurred during the January 23, 2005 AT&T board meeting. Briefly indicate how the parties ultimately resolved the contractual issues.

In response to the Staff’s comment, we have revised the disclosure on pages 25 and 26.

19.	Discuss further the negotiation of the following items:

• the transaction structure;

• the final percentage of outstanding SBC common shares that the AT&T shareholders would own post-merger; and

Michele M. Anderson
April 20, 2005

• the deal protection provisions.

In response to the Staff’s comment, we have revised the disclosure on pages 25 and 26.

20.	Please disclose the “modest premium to the AT&T market price” that was considered at the January 23, 2005 AT&T board meeting.

In response to the Staff’s comment, we have revised the disclosure on page 25.

21.	Please include disclosure regarding how SBC management determined the 0.7803 exchange ratio and the $1.20 special dividend.

In response to the Staff’s comment, we have revised the disclosure on page 26.

22.	Please refer to the second full paragraph on page 25 (“Following these conversations...”). Please identify AT&T’s “financial advisors.”

In response to the Staff’s comment, we have revised the disclosure on page 26.

23.	We note the comparison of the value of the final exchange ratio and special dividend to the closing market prices on January 21, 2005. Please indicate why the January 21, 2005 market prices were relevant to the AT&T board’s consideration. The only event that appears to have happened on that date was a meeting between Messrs. Dorman and Whitacre.

In response to the Staff’s comment, we have revised the disclosure on page 27. AT&T supplementally advises the Staff that the January 21, 2005 market prices were relevant to the AT&T board’s consideration because, as disclosed on page 25, during its telephonic meeting of January 23, 2005, the AT&T board had authorized AT&T management to continue its discussions with SBC’s management after the AT&T board had received an update on the discussions between Mr. Dorman and Mr. Whitacre at its January 21, 2005 meeting, including the fact that it appeared from those discussions that a “potential modest premium to AT&T’s market price based on the then-current prices of the two companies’ shares” could be achieved. Accordingly, the AT&T board’s authorization of AT&T management to continue its discussion with SBC management to determine whether agreement could be reached on acceptable financial terms was granted on the basis that AT&T’s management

Michele M. Anderson
April 20, 2005

should negotiate a modest premium based on the relative share prices of the two companies on January 21, 2005.

24.	The last paragraph on page 25 indicates that SBC’s financial advisors “provided their views as to the transaction” to SBC’s management at the January 30, 2005 meeting. Advise us why each of these presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Similarly advise us whether any of the “third party analyses” regarding AT&T’s business prospects and financial condition as referenced on page 28 are reports, opinions or appraisals under Item 4(b) of Form S-4 and if not, why not. We may have further comment after reviewing your response.

In response to the Staff’s comment, we have revised the disclosure on page 27. Moreover, SBC respectfully advises the Staff that it believes that the specific discussions with SBC’s financial advisors at the January 30, 2005 SBC board meeting are not material to the investment decision being made by AT&T’s shareholders in connection with their vote on the adoption of the merger agreement. Similarly, the newspaper articles and other publicly available analysts’ reports referred to on page 30 were provided to the SBC board as background material in connection with its consideration of the merger, but are not material to the investment decision being made by AT&T’s shareholders in connection with their vote on the merger agreement.

SBC’s Reasons for the Merger, page 26

25.	Cost Savings and Revenue Synergies, page 26. Please disclose the bases of the projections of $15 billion in “identified synergies” and “net annual run rate of $2 billion or greater in combined reduced operating expenses and incremental revenue by 2008.” Also briefly describe the nature of the material “assumptions,” “estimates, assumptions, and judgments” underlying these projections.

In response to the Staff’s comment, we have revised the disclosure on page 28.

26.	Please expand the factors that you list as “Additional Considerations” by the board in making its recommendation. Vague statements of topics, such as “financial condition, results of operations, earnings, technology positions...” are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, explain how current financial market conditions supported the board’s decision. Similarly, discuss the “likely effect” of the factors stemming from the current and prospective business environment in which the companies operate and why this is a supporting factor. Also

Michele M. Anderson
April 20, 2005

revise to discuss the anticipated impact of the merger on the customers and employees of SBC.

In response to the Staff’s comment, we have revised the disclosure on page 29.

AT&T’s Reasons for the Merger, page 28

27.	Name the director who voted against the proposed transaction and disclose the reasons for his or her dissent, to the extent known.

In response to the Staff’s comment, we have added new disclosure on page 33.

28.	Please expand your explanation of why the factors were viewed by the AT&T board as supporting its decision to enter into the merger agreement, including the following:

• “the financial terms of the transaction...;”

• “the terms and conditions of the merger agreement, including the nature of the parties’ representations, warranties, covenants, and agreements;” and

• “information available to the AT&T board of directors concerning other strategic alternatives.”

Your revision should explain what other “strategic alternatives” were considered by the AT&T board and why they were rejected. Finally, please explain the basis of the AT&T board’s expectation that the “merger would be accretive to the pro forma earnings per share of SBC by 2008.”

In response to the Staff’s comment, we have revised the disclosure on pages 31 and 32.

29.	Revise the penultimate bullet on page 29 to provide a comparison to the value of the per share merger consideration based on the closing prices on January 28, 2005 and the most recent date practicable.

We respectfully note the Staff’s comment. AT&T supplementally advises the Staff that the disclosure on page 31 already states that “based on the closing price of SBC common stock on January 28, 2005 . . . the per share merger consideration, together with the special dividend of $1.30 in cash per share, ... was valued at $19.71, the equivalent of the closing price of AT&T common stock on that same date.” Further, AT&T respectfully submits that it is not

Michele M. Anderson
April 20, 2005

appropriate and is potentially misleading to include in a discussion of the factors considered by the AT&T board of directors at a January 30, 2005 meeting a comparison of the value of the per share merger consideration based on the most recent practicable date. The AT&T board of directors did not and could not consider such a valuation as of a future date at the time of its meeting.

AT&T respectfully notes that elsewhere in Amendment No.1 when the valuation of the per share merger consideration is disclosed, a comparison is provided based on the closing prices of SBC’s and AT&T’s common stock on the most recent practicable date. See, for example, the cover letter.

30.	We note your discussion of the deal-protection provisions of the merger agreement in this section. Provide a risk factor discussing the possible adverse effect on shareholders as a result of the significant deal-protection provisions, if material.

In response to the Staff’s comment, we have revised the disclosure on pages 17, 18, 32 and 33.

Opinions of AT&T’s Financial Advisors, page 31

31.	Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to a third-party financial advisor, including a merging party’s advisor. Accordingly, please disclose all material projections that were exchanged among AT&T, SBC and their respective financial advisors or advise us why they are not material. For example, please disclose the “financial forecasts for 2005 through 2007 prepared and provided to CSFB by SBC.” You may explain the limited purpose of the prepared forecasts and provide other information so that shareholders better understand the forecasts’ scope and purpose. Also consider the applicability of Regulation G to the extent you include any non-GAAP information in connection with the disclosure of these projections.

In response to the Staff’s comment, we have added the disclosure beginning on page 33 to provide the material projections regarding AT&T. As CSFB and Morgan Stanley used publicly available research analyst estimates and projections to analyze SBC and did not rely on the projections prepared and provided by SBC, which projections were not inconsistent with the analysis they had compiled based upon publicly available information, we respectfully submit that there are no material projections regarding SBC to be disclosed that were provided by SBC.

Michele M. Anderson
April 20, 2005

32.	Please provide us with copies of all materials used by Credit Suisse and Morgan Stanley during their presentations to the AT&T board. Also provide us with copies of all projections the advisors used in their analyses.

In response to the Staff’s comment, copies of the materials presented by CSFB and Morgan Stanley to the AT&T board of directors are being provided supplementally to the Staff under separate cover. We supplementally advise the Staff that the projections used by CSFB and Morgan Stanley are set forth on pages 8 (with respect to SBC, which, as indicated above, are based on publicly available research analyst estimates and projections) and page 20 (with respect to AT&T) of those materials.

33.	Please disclose the dates that CSFB and Morgan Stanley were engaged to provide their advisory services. Also provide us with copies of the engagement letters.

In response to the Staff’s comment, we have revised the disclosure on page 37. CSFB and Morgan Stanley have each notified SBC and AT&T that, while they respectfully note the Staff’s request for copies of their engagement letters, they have not provided engagement letters to the Staff in the past, and they do not believe that providing such documents would provide any relevant information to the Staff with respect to the transaction.

34.	As required by Item 1015(b)(3) of Regulation M-A, please briefly explain the method used by the AT&T board in selecting CSFB to provide a fairness opinion. Provide a similar explanation for the selection of Morgan Stanley by the AT&T board. Also disclose any instructions or limitations regarding the fairness opinions that the AT&T board provided to either CSFB or Morgan Stanley. See Item 101 5(b)(6) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 37 with respect to CSFB. Similar disclosure in respect of Morgan Stanley was previously included, and now appears on page 37.

35.	As required by Item 1015(b)(4) of Regulation M-A, please quantify the compensation that Morgan Stanley and CSFB will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the advisors received for the services they provided for each company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A. Address what consideration AT&T gave to the fact that both advisors have provided services to SBC.

Michele M. Anderson
April 20, 2005

In response to the Staff’s comment, we have revised the disclosure on pages 37 and 39 to quantify the compensation that CSFB and Morgan Stanley will receive in exchange for rendering their services in connection with the transaction. We have also revised the disclosure to indicate that the compensation that the advisors have received for services provided to AT&T during the past two years; we respectfully note, however, that because this disclosure is not required under Item 1015(b)(4) of Regulation M-A with respect to SBC, CSFB and Morgan Stanley have not disclosed such amounts with respect to SBC.

36.	Quantify the portion of the fees payable to each of the advisors that are contingent upon the consummation of the merger. In addition, revise any references to the advisors’ opinions and analyses appearing in “AT&T’s Reasons for the Merger” to address these contingent payments.

In response to the Staff’s comment, we have revised the disclosure on pages 37 and 39.

37.	Indicate whether Morgan Stanley recommended the amount of consideration to be paid in the transaction in accordance with Item 1015(b)(5) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 39.

38.	Credit Suisse First Boston LLC Fairness Opinion, page 31. Please describe in greater detail the nature of the following information reviewed by CSFB to the extent not already addressed in the subsections entitled “Financial Analyses” beginning on page 35:

• “. . . certain publicly available business and financial information relating to AT&T and SBC;”

• “. . . certain financial and stock market data of AT&T and SBC” (including the periods reviewed);

• “. . . other publicly held companies in businesses [CSFB] deemed similar to those of AT&T;” and

• “. . . other business combinations and other transactions which had been recently effected or announced.”

Michele M. Anderson
April 20, 2005

To the extent applicable, please provide similarly detailed information regarding the information reviewed by Morgan Stanley and listed on pages 33-34.

In response to the Staff’s comment, we respectfully submit that the language identified by the Staff has been taken directly from CSFB’s and Morgan Stanley’s respective fairness opinions and, therefore, greater detail would not accurately summarize the matters set forth in such fairness opinions. Additionally, with respect to each category of information referenced in the Staff’s comment, further detail regarding the use of that information is provided in the sections discussing the analyses of CSFB and Morgan Stanley.

39.	Discounted Cash Flow Analysis, page 36. Please identify the “selected comparable companies” used in the DCF analysis. Briefly describe the criteria used to select the companies and explain how they were deemed comparable to AT&T.

In response to the Staff’s comment, we have revised the disclosure on pages 40 and 41.

40.	Please expand your discussion of how the discount rate range of 8.0% to 10.0% used in the DCF analysis was calculated. To this end, describe in greater detail the “analysis of the weighted average cost of capital of AT&T and selected comparable companies.” Provide similar discussions regarding the discount rate range of 7.0% to 9.0% used for SBC.

In response to the Staff’s comment, we have revised the disclosure on page 41.

41.	Please provide a more detailed explanation of how the implied exchange ratio range of 0.385x to 0.679x was calculated.

In response to the Staff’s comment, we have revised the disclosure on page 41.

42.	Please refer to the first paragraph on page 37. Expand your explanation of how the terminal value multiples (ranging from 5.0x to 6.0x), discount rates (ranging from 7.5% to 9.5%), and the implied value per share (ranging from $16.76 to $21.71 and $19.15 to $24.63) were calculated.

In response to the Staff’s comment, we have revised the disclosure on page 41.

Michele M. Anderson
April 20, 2005

43.	Contribution Analysis, page 37. Expand your disclosure of how the implied exchange ratios (ranging from 0.866x to 1.286x and 0.453x to 0.768x) were calculated.

In response to the Staff’s comment, we have revised the disclosure on page 41.

44.	Disclose whether this analysis took into account any cost savings programs or revenue enhancements. If so, indicate how the cost savings or revenue enhancements were allocated between the two companies.

In response to the Staff’s comment, we have revised the disclosure on page 41.

45.	Selected Company Analysis, page 37. Please refer to the first paragraph of this section. Please identify all companies used by CSFB and AT&T in their analysis, other than MCI, BellSouth Corporation, and Verizon Communications.

In response to the Staff’s comment, we have revised the disclosure on pages 41 and 42.

Other Considerations, page 38

46.	Please refer to the third bullet-pointed paragraph on page 38. Identify the “selected transactions” reviewed by CSFB and Morgan Stanley and the corresponding announcement dates. Briefly explain how the implied exchange ratio ranges of 0.820x to 1.234x and 0.756x to 1.069x were calculated.

In response to the Staff’s comment, we have revised the disclosure on page 43.

Interests of AT&T Executive Officers and Directors in the Merger, page 39

47.	Equity Compensation Awards, page 39. We note that upon completion of the merger, each stock option granted on or prior to January 30, 2005 and restricted stock unit granted on or prior to February 3, 2005 will vest in full. Please indicate whether this vesting schedule is different from the original terms of the grants of stock options and restricted stock units.

In response to the Staff’s comment, we have revised the disclosure on page 44.

48.	Retention Program, page 41. Your disclosure indicates that any retention bonus may not exceed three times an executive officer’s annual base

Michele M. Anderson
April 20, 2005

salary “without AT&T consulting with SBC.” Disclose the circumstances in which SBC may permit an increase in a retention bonus and how much more an executive officer may receive.

We respectfully note the Staff’s comment. The parties supplementally advise the Staff that under the terms of the retention program agreed between AT&T and SBC, there are no prescribed circumstances in which SBC may, or may not, permit AT&T to pay a particular executive officer a retention bonus in excess of three times such executive officer’s annual base salary nor are there any prescribed limits on the amount of such bonus. According to the retention program, AT&T must consult with SBC on a case-by-case basis whenever AT&T seeks to pay a bonus to an executive officer in excess of the program’s limits and SBC’s decision whether to consent to a waiver of the program’s limits will be made on a case-by-case basis. Accordingly, we respectfully submit that no revision to the disclosure is necessary or appropriate.

Material United States Federal Income Tax Consequences, page 43

49.	We note that the receipt of the tax opinions is a condition that can be waived by the parties. We further note that if SBC and AT&T waive the condition, you will “inform” shareholders of any material changes in the tax consequences and “ask” for a vote on the merger taking the change into consideration. In your response letter, please confirm, as your disclosure suggests, that you intend to recirculate and resolicit if there is a material change in tax consequences and the condition is waived. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

We respectfully note the Staff’s comment. SBC and AT&T hereby confirm their intention to recirculate and resolicit in the event (i) SBC and AT&T waive the tax opinion closing conditions and (ii) there is a material change in the United States federal income tax consequences of the merger.

Forms of the tax opinions are being filed as exhibits to Amendment No. 1. We advise the Staff that executed tax opinions will be filed prior to effectiveness of the registration statement.

Regulatory Matters Related to the Merger, page 47

50.	Disclose the estimated timeframes for receiving the various approvals described throughout this section. Also disclose the potential lengths of any delays in obtaining approval.

Michele M. Anderson
April 20, 2005

In response to the Staff’s comment, we have revised the disclosure on pages 4, 5, 52 and 53. We note that the required regulatory approvals discussed in this section are not susceptible to identifying a target date.

The Merger Agreement, page 49

51.	Disclose who will make the determination whether a “material adverse effect” has occurred, as defined on page 53.

We respectfully advise the Staff that the merger agreement does not state which party will make a determination whether a “material adverse effect” has occurred, as this is an objective test. In the event of any dispute between the parties to the merger agreement over the existence of a “material adverse effect,” the matter may ultimately be decided by a court of applicable jurisdiction in accordance with the dispute resolution provisions of the merger agreement.

52.	We note your reference to Verizon Communications, Inc., under the summary of the provision entitled “Acquisition Proposals” in the merger agreement. Clarify the purpose of formally stating that AT&T does not consider that Verizon would be more likely to obtain regulatory approvals more quickly. For example, was Verizon a competing bidder during the negotiation process?

We respectfully note the Staff’s comment. The parties supplementally advise the Staff that as part of the deal protection provisions required by SBC during the contract negotiations, AT&T agreed with SBC that AT&T would not consider Verizon Communications, Inc. as more likely than SBC to obtain the regulatory approvals required to consummate an acquisition of AT&T, or to obtain those regulatory approvals more quickly. This agreement is based on and is subject to certain assumptions as described on page 63. AT&T respectfully advises the Staff that Verizon was not a competing bidder during the negotiation process. However, given the strategic impact of the proposed merger on the telecommunications industry in general, and the possibility of a strategic response by Verizon in particular, it was important to SBC that it have some certainty about how AT&T would consider the likely regulatory issues and delays involved in any potential acquisition proposal for AT&T by Verizon. Supplementally, AT&T also advises the Staff that no such acquisition proposal has been received from Verizon to date. In addition, in response to the Staff’s comment, we have revised the disclosure on pages 25 and 26.

Unaudited Pro Forma Condensed Combined Financial Statements, page 68

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 71

Michele M. Anderson
April 20, 2005

53.	Revise to provide pro forma footnotes which clearly explain the assumptions involved and show how the adjustments were computed. Specifically expand your disclosure of the purchase price allocation in (b1) and expand your disclosure for the following adjustments: (b2), (b3), (d), (e), (f), and (i).

In response to the Staff’s comment, we have revised the disclosure on pages 77, 78 and 79.

54.	Tell us your consideration of providing a pro forma disclosure for the management retention bonus of $100 million payable to certain key employees of AT&T that was discussed on page 60.

In response to the Staff’s comment, we have revised the disclosure on pages 73 and 76. In addition, we respectfully advise the Staff that since the retention bonus referenced in the Staff’s comment is a non-recurring item, we did not believe it was appropriate to make a pro forma adjustment for such item pursuant to Regulation S-X Article 11-02(b)(5).

55.	Disclose the expected useful lives or amortization periods of significant assets acquired.

In response to the Staff’s comment, we have revised the disclosure on page 79.

Directors and Management of SBC Following the Merger, page 74

Beneficial Owners of More Than 5% of SBC Common Stock, page 76

56.	Item 18(a)(5) of Form S-4 and Item 6(d) of Schedule 14A require disclosure of all of the information required by Item 403 of Regulation S-K regarding SBC, including beneficial ownership information for the executive officers and directors. Given that the S-4 currently contains a beneficial ownership table, please revise to include such information in the table, as omission of such information may potentially cause confusion. In addition, please note that Item 403 of Regulation S-K requires beneficial ownership information as of the most recent practicable date. Please update the beneficial ownership tables for both AT&T and SBC.

In response to the Staff’s comment, we have deleted the beneficial ownership table regarding SBC common stock from page 82, as this information is incorporated by reference from SBC’s 2005 Annual Report on Form 10-K and its proxy statement for its 2005 Annual Meeting of Stockholders. In addition, we have updated the beneficial ownership information regarding AT&T common stock on pages 91-93.

Michele M. Anderson
April 20, 2005

Information About the AT&T Annual Meeting, page 77

57.	How do I access proxy materials on the Internet, page 78. Please describe the internet voting procedures and indicate the validity of proxies granted electronically under New York law. See July 1997 Telephone Interpretations #N.17. Include a similar statement on the proxy card. Please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

In response to the Staff’s comment, we have revised the disclosure on page 83 and the form of proxy card, which is attached as Exhibit 99.1 to Amendment No. 1.

In addition, AT&T supplementally advises the Staff that the Internet site for voting has not yet been established; however, AT&T does have a test site available for your review. To access the test site, go to the website http://www.proxyvoting.com/att. In the space provided on the entry screen, enter the number 73315714784 to begin testing. The live site for Internet voting will not be available until the record date for AT&T’s annual meeting, which has not been determined at this time. AT&T undertakes to provide the Staff supplementally with the information necessary to access the live site promptly after the record date.

The AT&T Annual Meeting Proposals and Information, page 80

Other Matters to Come Before the Annual Meeting, page 96

58.	Please note that if a solicitation is related to a merger, the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7). We would consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please revise your proxy card and disclosure accordingly.

In response to the Staff’s comment, we have revised the notice of meeting, the disclosure on pages iv and 103 and the form of the proxy card, which is attached as Exhibit 99.1 to Amendment No. 1.

59.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please revise this paragraph and the proxy card to include this language.

Michele M. Anderson
April 20, 2005

In response to the Staff’s comment, we have revised the disclosure on page 103.

Other Information, page 116

60.	We note your statement that proxies may be solicited by telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

We respectfully note the Staff’s comment. We supplementally confirm AT&T’s understanding that all written soliciting materials are required to be filed under cover of Schedule 14A.

Where you can Find More Information, page 136

AT&T Corp., Form 10-K for the fiscal year ended December 31, 2004

61.	We reference AT&T’s Form 10-K for the year ended December 31, 2004, which you incorporate by reference. We note from Exhibit 21 to AT&T’s Form 10-K, Subsidiary List — List of Subsidiaries of AT&T as of March 1, 2005, that the company has a foreign subsidiary in Cuba, Cuban American Telephone & Telegraph Company. In view of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please advise us of the materiality to the company of its operations in Cuba, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

AT&T supplementally advises the Staff that the Cuban American Telephone & Telegraph Company (“CATT”) is a Cuban corporation organized in 1919. It is currently a direct wholly-owned subsidiary of AT&T.

AT&T further advises the Staff that AT&T does not conduct any business in Cuba. AT&T provides telecommunications services between the U.S. and Cuba and has a correspondent relation for these bilateral services with Empresa de Telecomunicaciones de Cuba S.A. (“ETECSA”), the Cuban

Michele M. Anderson
April 20, 2005

telephone company, in compliance with applicable laws and regulations. Telecommunications services between the U.S. and Cuba are permitted under general license of the U.S. Office of Foreign Assets Control’s Cuban Assets Control Regulations, 31 C.F.R. Part 515 (“CACR”) and the Cuban Democracy Act, 22 USC § 2001 et seq., with payments for such services subject to specific license. Although AT&T has the appropriate U.S. licenses to provide and pay settlements for telecommunication services, currently there are no direct voice services between Cuba and the U.S. Switched services are refiled (i.e., routed) via third countries and, therefore, AT&T makes no settlement payments to ETECSA for these calls. AT&T also provides International Private Line (“IPL”) Services between the U.S. and Cuba. This is a traditional “half channel service”, with AT&T billing for the U.S.-to-midpoint channel, and ETECSA billing for the other half. Several of these IPLs service governmental entities. There is no exchange of payments between AT&T and ETECSA for these services because the customer pays each of AT&T and ETECSA for its respective half-channel.

Since its inception, CATT has been controlled and managed by U.S. citizens, with ownership first held jointly by ITT and AT&T and since the early 1990s solely by AT&T. Until July 1990, CATT participated in the provision of services and shared in the settlement process. CATT owned a cable facility which was retired and replaced in the early 1990s with the U.S.-Cuba No. 7 Cable System. CATT owned the U.S.-Cuba #7 cable from the territorial demarcation point (12 miles off Florida) to the cable station it leased from ETECSA on the Cuba side. The U.S.-Cuba #7 cable was retired in 2002.

CATT is considered a Cuban national for purposes of the CACR, and amounts payable to CATT by a U.S. national have been subject to blocking since October 1966. In March 1979, in accordance with updated CACR guidelines, all blocked funds payable to CATT held by AT&T were transferred to an interest bearing account (the “Blocked Account”). As of December 31, 2004, the balance in the Blocked Account was $29.7 million. Of this amount, $7.6 million were funds due and attributable to CATT, and represent CATT’s revenues earned from services provided, plus accumulated interest thereon. In addition, the December 31, 2004 balance includes $199,000, representing taxes owed by CATT to the Government of Cuba. This amount was recently segregated into a separate account, pursuant to U.S. government order. The remainder of the funds in the Blocked Account, $21.9 million, represent unapplied interest, the majority of which is attributable to principal formerly contained in the Blocked Account which was due to Empresa de Telecomunicaciones Internacionales de Cuba (“EmtelCuba”), ETECSA’s predecessor. As of December 31, 2004, AT&T had a liability of $22.1 million recorded for these items. In February 2001, the amount of $88.8 million was

Michele M. Anderson
April 20, 2005

withdrawn by the Office of Foreign Assets Control from the Blocked Account pursuant to the Victims of Trafficking and Violence Protection Act, Public Law 106-386. A second blocked account in the name of CATT holds $172,000, representing the proceeds of a Florida land sale by CATT.

AT&T further advises the Staff that from both a qualitative and quantitative perspective, AT&T does not consider the business and operations of CATT to constitute a material part of AT&T’s business and operations. Additionally, AT&T does not consider that CATT’s business and operations constitute a material investment risk for the holders of AT&T securities. Finally, AT&T believes that CATT’s business and operations pose no substantial negative risk with respect to AT&T’s reputation or share value.

Annex A

62.	As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish to us a copy of any omitted schedule upon request.

In response to the Staff’s comment, we have added a note to the cover page of the merger agreement on page A-1. In addition, we respectfully refer the Staff to the disclosure added on page 54.

Annex B

63.	It does not appear that CSFB signed the opinion. Please ensure that the version filed with the next amendment includes a conformed or actual signature.

In response to the Staff’s comment, the presentation of the CSFB opinion has been revised to clarify that CSFB signed the opinion.

Exhibits

64.	As required by Item 601(b)(4) of Regulation S-K, please file all instruments defining the rights of SBC common stockholders. Alternatively, confirm that all such instruments have been filed.

SBC respectfully advises the Staff that all instruments defining the rights of holders of SBC common stock have been filed with the Commission.

65.	Please file the legality opinion as soon as possible. We may have comments on the opinion after reviewing it.

We respectfully note the Staff’s comment and will file the legality opinion with the Commission as soon as possible.

Michele M. Anderson
April 20, 2005

Rule 425 filings

66.	Please note that all Rule 425 communications filed after the filing date of the Form S-4 must disclose the file number for the Form S-4. See Rule 425(c) of Regulation C. Please include the file number for the Form S-4 in SBC’s future Rule 425 communications.

We respectfully note the Staff’s comment. SBC will include the file number for the Form S-4 in SBC’s future Rule 425 communications.

*          *          *

     Please contact me at (212) 558-4801, via fax at (212) 558-3588 or via e-mail at hamiltonb@sullcrom.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Brian E. Hamilton
Brian E. Hamilton

cc:	Wayne A. Wirtz
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205

Robert S. Feit
AT&T Corp.
One AT&T Way
Bedminster, New Jersey 07921

Steven A. Rosenblum, Esq.
Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Benjamin F. Stapleton
John J. O’Brien
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004